SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  F O R M 6-K/A

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-12074, 333-115598 and 333-117954.

                         RADA ELECTRONIC INDUSTRIES LTD.

Explanatory note: This Form 6-K/A amends the Form 6-K dated and filed on November 15, 2004 by including Items 2 through 5, the certifications of the Chief Executive and Chief Financial Officers of the Registrant. Item 1 is being refiled in its entirety for the convenience of the reader.



6-K Items

1. Consolidated Financial Statements of RADA Electronic Industries Ltd. as of September 30, 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

2. Exhibit 31.1-Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

3. Exhibit 31.2-Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

4. Exhibit 32.1-Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

5. Exhibit 32.2-Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                          ITEM 1

                   RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY


                        CONSOLIDATED FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2004


                                 IN U.S. DOLLARS


                                    UNAUDITED




                                      INDEX


                                                                         Page
                                                                     -----------

 Condensed Consolidated Balance Sheets                                    1

 Condensed Consolidated Statements of Operations                          2

 Condensed Statements of Changes in Shareholders' Equity                  3

 Condensed Consolidated Statements of Cash Flows                         4-5

 Notes to Condensed Consolidated Financial Statements                    6-9




                       - - - - - - - - - - - - - - - -

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                         September 30,   December 31,
                                                                  Note       2004            2003
                                                                 ------- ------------    ------------
                                                                          (unaudited)
    ASSETS
 CURRENT ASSETS:
   Cash and cash equivalents                                              $    1,908      $      467
   Trade receivables (net of allowance for doubtful accounts
    of $ 214 at September 30, 2004 and December 31, 2003)                      4,678           3,496
   Other receivables and prepaid expenses                                        352             250
   Costs and estimated earnings in excess of billings on
   uncompleted contracts                                            3            201             176
   Inventories                                                      4          1,560             873
                                                                         ------------    ------------
 Total current assets                                                          8,699           5,262
 -----                                                                   ------------    ------------
  LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                                                       1,014             990
   Long-term restricted cash                                                   1,090               -
   Leasing deposits                                                               86              71
   Severance pay fund                                                          1,638           1,511
                                                                         ------------    ------------
 Total long-term receivables and deposits                                      3,828           2,572
 -----                                                                   ------------    ------------

 PROPERTY AND EQUIPMENT, NET                                                   4,381           4,728
                                                                         ------------    ------------
 OTHER ASSETS:
   Intangible assets, net                                                      1,780           1,987
   Deferred charges, net                                                          63               -
                                                                         ------------    ------------
 Total other assets                                                            1,843           1,987
 -----                                                                   ------------    ------------
 Total assets                                                             $   18,751      $   14,549
 -----                                                                   ============    ============

    LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and loans                                       $      400      $    1,123
   Trade payables                                                                582             640
   Other payables and accrued expenses                                         3,795           3,317
   Deferred revenues                                                             814           1,062
   Billings in excess of costs and estimated earnings on
    uncompleted contracts                                           3          1,450           1,836
                                                                         ------------    ------------
 Total current liabilities                                                     7,041           7,978
 -----                                                                   ------------    ------------

 LONG-TERM LIABILITIES:
   Convertible note                                                            2,562               -
   Long-term loans                                                                 -           1,220
   Accrued severance pay                                                       2,127           2,048
                                                                         ------------    ------------
 Total long-term liabilities                                                   4,689           3,268
 -----                                                                   ------------    ------------
 CONTINGENCIES, COMMITMENTS AND CHARGES

 MINORITY INTERESTS                                                              407             425
                                                                         ------------    ------------
 SHAREHOLDERS' EQUITY:                                              5
   Share capital
      Ordinary shares of NIS 0.005 par value - Authorized:
        45,000,000 shares at September 30, 2004 and
        December 31, 2003; Issued and outstanding: 20,417,446
        and 18,510,716 shares at September 30, 2004 and
        December 31, 2003, respectively                                          110             108
   Additional paid-in capital                                                 61,845          59,139
   Warrants                                                                    1,957           1,405
   Accumulated deficit                                                       (57,298)        (57,774)
                                                                         ------------    ------------
 Total shareholders' equity                                                    6,614           2,878
 -----                                                                   ------------    ------------
 Total liabilities and shareholders' equity                               $   18,751      $   14,549
 -----                                                                    ============    ============

The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                         Nine months ended       Three months ended      Year ended
                                           September 30,            September 30,         December
                                      ------------------------ ------------------------     31,
                                Note     2004       2003*)        2004        2003          2003
                                ----------------- ------------ ----------- ------------ -------------
                                                        (unaudited)
                                      -------------------------------------------------
 Revenues:                        6
   Products                           $    8,372  $    4,806   $    3,162  $    1,921   $   8,977
   Services                                2,286       2,515          578         853       3,338
                                      ----------- ------------ ----------- ------------ -------------
                                          10,658       7,321        3,740       2,774      12,315
                                      ----------- ------------ ----------- ------------ -------------
 Cost of revenues:
   Products                                6,579       4,323        2,219       1,639       6,933
   Services                                1,192       1,439          319         495       2,659
                                      ----------- ------------ ----------- ------------ -------------
                                           7,771       5,762        2,538       2,134       9,592
                                      ----------- ------------ ----------- ------------ -------------
 Gross profit                              2,887       1,559        1,202         640       2,723
                                      ----------- ------------ ----------- ------------ -------------
 Operating expenses:
   Marketing, selling, general
    and administrative expenses            2,125       1,981          747         674       2,698
                                      ----------- ------------ ----------- ------------ -------------
 Operating income (loss)                     762        (422)         455         (34)         25
 Financial income (expenses),
  net                                       (321)        733         (149)        964         708
 Other income (expenses), net                 17         (79)           7        (141)         (2)
                                      ----------- ------------ ----------- ------------ -------------
                                             458         232          313         789         731
 Minority interests in losses
  of subsidiary                               18          29            -          22          27
                                      ----------- ------------ ----------- ------------ -------------
 Net income                           $      476  $      261   $      313  $      811   $     758
                                      =========== ============ =========== ============ =============
 Earnings per share:
   Basic net earnings per share       $     0.02  $     0.01   $     0.02  $     0.04   $    0.04
                                      =========== ============ =========== ============ =============
   Diluted net earnings  per
   share                              $     0.02  $     0.01   $     0.01  $     0.04   $    0.04
                                      =========== ============ =========== ============ =============



*) Reclassified



The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share data


                               Number of                 Additional                               Total
                                Ordinary      Share       paid-in                 Accumulated  shareholders'
                                 shares      capital      capital      Warrants      deficit      equity
                               -----------  ----------   ----------    ---------   ----------- ------------
Balance at January 1, 2003   18,510,716          108       58,785          124      (58,532)          485

  Adjustment of accrual
   for issuance expenses              -            -          354            -            -           354
  Fair value of warrants
   issued in connection
   with settlement of
   debt, net *)                       -            -            -        1,267            -         1,267
  Fair value of warrants
   issued to suppliers                -            -            -           14            -            14
  Net income                          -            -            -            -          758           758
                             ----------   ----------   ----------   ----------   ----------    ----------
Balance at
  December 31,               18,510,716          108       59,139        1,405      (57,774)        2,878
  Issuance of Ordinary
   shares, net **)            1,864,313            2        2,624            -        2,626
  Issuance of warrants                -            -            -          552            -           552
  Beneficial conversion
    feature on
    convertible note                  -            -           53            -            -            53


  Exercise of options            42,417           29            -            -           29
  Net income                          -            -            -            -          476           476
                             ----------   ----------   ----------   ----------   ----------    ----------
Balance at September 30,
   2004 (unaudited)          20,417,446   $      110   $   61,845   $    1,957   $  (57,298)   $    6,614
                             ==========   ==========   ==========   ==========   ==========    ==========




*)    Net of issuance expenses of approximately $ 38 ended December 31, 2003.
**)   Net of issuance expenses of approximately $ 95 ended September 30, 2004.






The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                       Nine months ended
                                                                          September 31
                                                                  -----------------------------
                                                                       2004           2003
                                                                  -------------- --------------
                                                                            (unaudited)
                                                                   ---------------------------
  Cash flow from operating activities:
  ------------------------------------
    Net income                                                        $     476      $     261
    Adjustments required to reconcile net income to net cash
     provided by  operating activities:
     Gain on extinguishment of debt                                           -         (1,013)
     Depreciation and amortization                                          751          1,007
     Minority interests in losses of subsidiary                             (18)           (29)
     Accrued interest and translation differences on long-term
       receivables                                                          (24)           (82)
     Decrease (increase) in trade receivables, net                       (1,182)            58
     Increase in other receivables and prepaid expenses                    (102)          (405)
     Increase in inventories                                               (687)           (17)
     Decrease (increase)in costs and estimated earnings in
       excess of billings, net                                             (411)         1,933
     Decrease in trade payables                                             (73)           (78)
     Increase in other payables and accrued expenses                        478             63
     Decrease in deferred revenues                                         (248)          (181)
     Accrued severance pay, net                                             (48)          (196)
                                                                    ------------   ------------
  Net cash provided by operating activities                              (1,088)         1,321
                                                                    ------------   ------------
  Cash flow from investing activities:
  ------------------------------------
    Investment in long term restricted cash                              (1,090)             -
    Purchase of property and equipment                                     (187)           (47)
    Payment of leasing deposits                                             (15)             -
                                                                    ------------   ------------
   Net cash used in investing activities                                 (1,292)           (47)
                                                                    ------------   ------------
  Cash flow from financing activities:
  ------------------------------------
    Proceeds from issuance of shares, net                                 2,636              -
    Proceeds from issuance of convertible note, net                       2,494              -
    Issuance of warrants                                                    552              -
    Decrease in short-term bank credits and loans, net                   (1,943)        (1,155)
    Beneficial conversion feature on convertible note                        53              -
    Exercise of options                                                      29              -
                                                                    ------------   ------------
  Net cash provided by (used in) financing activities                     3,821         (1,155)
                                                                    ------------   ------------
  Increase in cash and cash equivalents                                   1,441            119
  Cash and cash equivalents at the beginning of the year                    467            570
                                                                    ------------   ------------
  Cash and cash equivalents at the end of the year                    $   1,908      $     689
                                                                    ============   ============

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                Nine months ended
                                                                    September 31
                                                           ----------------------------
                                                               2004           2003
                                                           -------------  -------------
                                                                     (unaudited)
                                                             --------------------------
  Non-cash transactions:
  ----------------------

    Fair value of warrants issued in connection with
     settlement of debt                                        $      -       $  1,453
                                                             ===========    ===========

    Adjustment of accrual for issuance expenses                $      -       $    355
                                                             ===========    ===========

  Supplemental disclosures of cash flow activities:
  -------------------------------------------------
    Net cash paid during the year for:
     Income taxes                                              $      2       $      2
                                                             ===========    ===========
     Interest                                                  $    183       $    206
                                                             ===========    ===========








The accompanying notes are an integral part of the condensed consolidated financial statements.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands


NOTE 1:- GENERAL

          a. RADA Electronic Industries Ltd., an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   The  Company  operates  a test  and  repair  shop  using  its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

          c. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2004, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2004.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2003 are applied consistently in these financial statements.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b. For further information, refer to the consolidated financial statements as of December 31, 2003.

          c.   Accounting for share based compensation:

               The Company account for share based compensation for employees using the intrinsic value method presented in Accounting Principles Board (APB) Statement No. 25, Accounting for Stock Issued to Employees, and related interpretations, and comply with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and with the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure Amendment of SFAS No. 123.

               Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

               If deferred compensation had been determined under the above mentioned fair value method, the effect on the Company's share based compensation cost, net income and net earnings per share would have been immaterial for all the reported periods.

NOTE 3:- CONTRACTS IN PROGRESS

          Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

          a. Costs and estimated earnings in excess of billings on uncompleted contracts

                                                                   September 30,   December 31,
                                                                       2004              2003
                                                                   --------------   --------------
                                                                    (unaudited)
                                                                   --------------

               Costs incurred on uncompleted contracts              $    5,295       $      862
               Estimated earnings                                          607              324
                                                                   --------------   --------------

                                                                         5,902            1,186
               Less - billings and progress payments                     5,701            1,010
                                                                   --------------   --------------
                                                                    $      201       $      176
                                                                   ==============   ==============

          b. Billings in excess of costs and estimated earnings on uncompleted contracts:

                                                                   September 30,      December 31,
                                                                       2004              2003
                                                                   --------------   --------------
                                                                    (unaudited)

              Costs incurred on uncompleted contracts               $      2,468     $      3,711
              Estimated earnings                                             957            1,019
                                                                   --------------   --------------
                                                                           3,425            4,730
              Less - billings and progress payments                        4,875            6,566
                                                                   --------------   --------------
                                                                    $      1,450     $      1,836
                                                                   ==============   ==============

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 4:- INVENTORIES

                                                 September 30,      December 31,
                                                     2004             2003
                                                 -------------    -------------

            Raw materials and components           $      902       $      668
            Work in progress                              451              112
            Finished goods                                207              93
                                                 -------------    -------------
                                                   $    1,560       $      873
                                                 =============    =============


NOTE 5:- PRIVATE PLACEMENT

          On July 12, 2004, The Company concluded a private placement of 1.8 million of ordinary shares. The purchase price was $1.60 per share. The Company also granted the investors a right to purchase up to an aggregate of 1.1 million additional ordinary shares at $2.10 per share issuable upon the exercise of additional investment rights which expire 24 months following the effective date of the registration statement. In addition, The Company issued an aggregate of $3.0 million principal amount of convertible notes. The convertible notes will mature in three years, bear interest at a rate of six month LIBOR plus 2.5% and are convertible at the investors' option at a conversion price of $2.10 per share. The Company recorded the convertible notes in its fair value and the remaining balance will be amortized over the period of three years. In addition, the Company granted the purchasers of the convertible notes a right to purchase up to an aggregate of 937,500 additional ordinary shares at $2.50 per share issuable upon the exercise of warrants which expire on January 12, 2010.

                              RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands

NOTE 6:- GEOGRAPHIC INFORMATION


          a. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

          b.   Revenues by geographic areas:

               Revenues are attributed to geographic area based on the location of the end customers as follows:

                                        Nine months ended           Year ended
                                    --------------------------    --------------
                                          September 30,            December 31,
                                    --------------------------    --------------
                                       2004           2003             2003
                                    -----------    -----------    --------------

               North America         $   2,656       $  2,624       $    5,115
               Europe                    2,810            604            3,436
               Israel                    2,931          2,049            3,224
               Others                    2,261          2,044              540
                                    -----------    -----------    --------------
               Total                 $  10,658       $  7,321       $   12,315
                                    ===========    ===========    ==============

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

     This information should be read in conjunction with the condensed consolidated financial statements and notes included in Item 1 of Part I of this Quarterly Report and the audited financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2003 contained in our 2003 Annual Report on Form 20-F. The discussion and analysis which follows may contain trend analysis and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters that are not historical facts.

     We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors that could cause the future results to differ materially from those described in the forward-looking statements.

Overview

     We develop, manufacture and sell automated test equipment and avionics products for military and commercial use mainly in Israel, Europe and the United States. Until December 31, 2001 we also sold aircraft spare parts through our subsidiary, Jetborne International, but this business was discontinued following the sale of our holdings in Jetborne. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary, CACS. In addition, we provide manufacturing services to third parties engaged mainly in the avionics market.

     In March 2002, we sold, effective December 31, 2001, our 75% equity interest in Jetborne to ILI Aviation Ltd., a private company registered under the laws of the Marshall Islands. ILI undertook to cause Jetborne to repay us all outstanding inter-company loan balances plus interest and additional royalties whereby the repayment will be made in accordance with a schedule based on a percentage of actual sales of Jetborne's inventory on hand on the effective date of the agreement. All payments due to us under the agreement must be paid no later than the tenth anniversary of the agreement. Based on our assessment of the collectibility of this debt we recorded an allowance for the full balance due to us under the agreement.

Critical Accounting Policies

     Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects and address such matters as revenue recognition. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate in the circumstances.

     The significant accounting policies listed in Note 2 of our consolidated financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations under generally accepted accounting principles are discussed below.

     Intangible Assets. Costs of producing our TPS software library, which is integrated with our test station, incurred subsequent to achieving technological feasibility, were capitalized according to FASB No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" and are amortized over the estimated useful life of the product. We assess the recoverability of these intangible assets at each balance sheet date by determining whether unamortized capitalized costs do not exceed the net realizable value of the software. Net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of disposing of that product, including costs of performing maintenance and customer support required to satisfy our obligations set forth at the time of sale. The use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our intangible assets.

     Impairment of Long-Lived Assets. We are required to assess the impairment of long-lived assets on an annual basis, and potentially more frequently when events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends. Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value based on the projected future undiscounted cash flows expected to be generated by the respective asset. Under different assumptions with respect to the recoverability of our long-lived assets, our determination may be different, which may negatively affect our financial position and results of operations.

     Share-Based Compensation. We account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") opinion No. 25, "Accounting for Stock Issues to Employees," and related interpretations. Under APB 25, compensation cost is measured as the excess, if any, of the closing market price of our stock at the date of grant over the exercise price of the option granted. We recognize compensation cost for stock options, if any, ratably over the vesting period. We account for warrants issued to non-employees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." We use the Black- Scholes option pricing model to value warrants granted to non-employees.

     Revenue Recognition. Our revenues are derived primarily from sales of automated test equipment and avionics products. Revenues from sales of automated test equipment and avionics products are recognized upon delivery of merchandise or performance of services. Revenues from sales of other products are generally recognized upon shipment of the product. Revenues from services are recognized upon performance of the services. Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method. We apply this method when the total of the costs of the contract can reasonably be estimated. Revenues ascribed to each period represent costs incurred during the period, with the addition of estimated earnings accrued, based on the extent of progress towards completion during the period. The percentage-of-completion is determined for each contract at the rate that costs incurred to date bear to the total estimated cost to be incurred over the duration of each contract. With regard to contracts on which a loss is anticipated, a provision is made for the entire amount of the estimated loss. Contracts are considered to be 100% complete when the customer accepts the project and when the project is delivered, or when the project complies with performance specifications, depending upon the specific situation. Revenues from test and repair services are recognized upon performance of the maintenance services.

     Revenues from certain arrangements may include multiple elements within a single contract. Our accounting policy complies with the revenue determination requirements set forth in EITF 00-21, relating to the separation of multiple deliverables into individual accounting units with determinable fair values. Our arrangements are accounted for as one unit of accounting.

     Fair Value of Warrants. In September 2003, we finalized an agreement with Bank Hapoalim B.M. and Bank Leumi Le Israel B.M., or our Banks, to restructure $3,451,000 of our debt to them. Pursuant to the agreement, we paid the Banks $1,100,000 on account of our debt to them and they forgave $1,100,000 in debt and agreed to accept warrants to purchase 3,781,995 of our ordinary shares, exercisable at par value per share, to purchase ordinary shares in lieu of $1,251,000 of debt. This transaction was recorded in accordance with FASB No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." The warrants issued to the Banks were recorded at fair value using the Black and Scholes pricing model, since we do not believe that the market price of an ordinary share on on the date of consummation reflects fair value. The fair value of the warrants was based on the value of an ordinary share at the consummation date of the transaction, based on a valuation of the warrants prepared by an external valuation expert. The difference between the consideration paid to the Banks and the carrying amount of the debt was recognized as a gain on restructuring of debt, net of issuance expenses.

Significant Expenses

     Cost of Revenues. Cost of revenues consists primarily of manufacturing costs, depreciation of fixed assets, software development costs, impairment losses on long-lived assets and amortization of capitalized software.

     Research and Development Expenses. Research and development expenses consist primarily of salaries of employees and subcontractors engaged in on-going research and development activities and other related expenses. Research and development expenses are expensed as incurred.

     Marketing, Selling, General and Administrative Expenses. Marketing and Selling expenses consist primarily of expenses for sales and marketing personnel, sales commissions, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

     Financial Income (Expenses), Net. Financial expenses consist of interest and bank expenses and currency remeasurement losses. Financial income consists of interest on cash and cash equivalent balances, currency remeasurement gains and gain on restructuring of debt.

     Other Expenses, Net. Other expenses, net relate primarily to items of income or expenses outside our ordinary course of business.

Nine Months Ended September 30, 2004 Compared with Nine Months Ended September 30, 2003

     Revenues. Our revenues increased 46% to $ 10.65 million in the nine months ended September 30, 2004 from $7.32 million in the nine months Ended September 30, 2003. The increase in our revenues is primarily attributable to the increase of revenues from the sale of GDS and DAS to Smiths Aerospace Electronic Systems for the PM-V Program and sale of FACE systems to the Portuguese Air Force and the U.S. NAVY. We expect that this growth rate will continue in the fourth quarter of 2004 and that the growth will be generated primarily from sales of our traditional products.

     Cost of Revenues. Cost of revenues increased 35% to $7.77 million in the nine months ended September 30, 2004 from $5.76 million in the nine months Ended September 30, 2003. the increase is mainly due to increased revenues.

     Gross Profit. Our gross profit increased 85% to approximately $2.88 million in the nine months ended September 30, 2004 from $1.55 million in the nine months ended September 30, 2003. Our profit margin increased to 27% in the nine months ended September 30, 2004 from 21% in the nine months ended September 30, 2003. The improved margins reflects our reaching a sales level that provides for better utilization of our fixed overhead costs. Our margins should improve further with better utilization of our manufacturing facilities.

     Marketing, Selling, General and Administrative Expenses. Marketing, selling, general and administrative expenses increased 7% to $2.12 million in the nine months ended September 30, 2004 from $1.98 million in the nine months ended September 30, 2003. We are continuing our costs savings measures, but we have increased our sales efforts in our current and new markets, which has resulted in increased marketing and selling expenses .

     Financial Income (Expenses), Net. Our financial expense, net was $321,000 in the nine months ended September 30, 2004. In the nine months ended September 30, 2003 we had financial income of $733,000. Our financial income in 2003 was primarily attributable to an approximate $1 million gain on our restructuring of debt with our banks.

Liquidity and Capital Resources

     As of September 30, 2004 we did not have any bank debt. At September 30, 2004, we had working capital surplus of $150,000 and cash and cash equivalents of $1.9 million.

     In the third quarter of 2004, we raised $5.88 million from investors in a private placement. The investment consisted of $3.0 million in convertible debentures and $2.88 million of equity. The price of the equity was $1.60 per share, and the convertible debentures can be converted at $2.10 per share. In addition, the investors have an Additional Investment Right (AIR) to invest $2.31 million at $2.10 per share, and $2.34 million upon the exercise of warrants at an exercise price of $2.50 per share.

     We had capital expenditures of $187,000 in the nine months ended September 30, 2004. We currently do not have any significant capital spending or purchase commitments.

     Net cash used in operating activities was $11 million in the nine months ended September 30, 2004. This was attributable primarily to our net income of $0.5 million, an increase in trade receivables of approximately $1.1 million, a decrease in deferred revenues of approximately $0.2 million, which was offset in part by depreciation and amortization of $0.7 million, an increase in inventories of approximately $0.7 million and an increase in costs and estimated earnings in excess of billings on uncompleted contracts, net of approximately $0.4 million.

     Net cash used in investing activities was approximately $1.3 million for the nine months ended September 30, 2004, mainly due to investment in long term restricted cash of $1.1 million.

     Net cash generated from financing activities was $3.8 million for the nine months ended September 30, 2004, mainly due to the net proceeds of $5.7 million(net) from issuance of our shares and convertible notes in a private placement and repayment of $1.9 million of short term bank debt.

     We have been dependent in recent years on receiving financial support from our principal shareholders. We cannot assure that they will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other new investors to provide us with the necessary financing may result in a significant scale back or elimination of some aspects of our operations. Based on our current financial condition, the anticipated continued financial support from our shareholders and existing and anticipated shipments in the remainder of 2004, we anticipate that our capital resources will be adequate to satisfy our working capital and capital expenditure requirements until December 31, 2005. We may need to raise additional funds thereafter.

     As of September 30, 2004 there were 19,486,838 warrants outstanding to purchase 19,486,838 of our ordinary shares. Of such warrants, 3,781,991 warrants have an exercise price of (par value) per share, 13,667,347 warrants have an exercise price of $2.00 per share, 1,100,000 warrants have an exercise price of $2.1 per share and 937,500 warrants have an exercise price of $2.50 per share. To the extent any warrants are exercised the proceeds will be added to our working capital.

Off-Balance Sheet Arrangements

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

     The following table summarizes our minimum contractual obligations and commercial commitments, as of September 30, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

      Contractual Obligations                             Payments due by Period
---------------------------------      ------------------------------------------------------------
                                                    Less than                  3-5        More than
                                         Total        1 year     1-3 Years    Years        5 years
                                       ----------   ---------   ----------    -----       ---------
Long-term debt obligations.......      $2,562,000       -       $2,562,000      -            -
Capital (finance) lease
    obligations..................          -            -           -           -            -
                                           -
Operating lease obligations......        $338,000     $270,000     $68,000      -            -
Other long-term liabilities
reflected on the company's balance
sheet under U.S. GAAP ...........          -            -           -           -            -
Total............................      $2,900,000     $270,000  $2,630,000      -            -


     In addition, we have long-term liabilities for severance pay that is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. As of September 30, 2004 our severance pay liability was $2.1 million.

                                                                          ITEM 2

                                                                    Exhibit 31.1

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Adar Azancot:

1. I have reviewed this filing of our financial statements for the nine months ended September 30, 2004 on Form 6-K/A of RADA Electronic Industries Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2004



/s/Adar Azancot
---------------
Adar Azancot
Chief Executive Officer

                                                                          ITEM 3

                                                                    Exhibit 31.2

                            CERTIFICATION PURSUANT TO
                SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Elan Sigal, certify that:

1. I have reviewed this filing of our financial statements for the nine months ended September 30, 2004 on Form 6-K/A of RADA Electronic Industries Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 18, 2004



/s/Elan Sigal
-------------
Elan  Sigal
Chief Financial Officer

                                                                          ITEM 4

                                                                    Exhibit 32.1


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the financial statements for the nine months ended September 30, 2004 of RADA Electronic Industries Ltd. (the "Company") on Form 6-K/A as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Adar Azancot, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


/s/Adar Azanot
--------------
Adar Azancot
Chief Executive Officer
November 18, 2004

                                                                          ITEM 5

                                                                    Exhibit 32.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the financial statements for the nine months ended September 30, 2004 of RADA Electronic Industries Ltd. (the "Company") on Form 6-K/A as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Elan Sigal, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

         (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/Elan Sigal
Elan Sigal
----------
Chief Financial Officer

November 18, 2004

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                    (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 18, 2004